82-781

CSK

CSK CORPORATION
CSK Aoyama Bldg.,
2-26-1, Minami-Aoyama,
Minato-ku, Shinjuku-ku, Tokyo,
107-0062 JAPAN
URL: http://www.csk.co.jp

RECEIVED
2004 MAY 26 A 11:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 20, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

04030428

SUPPL

Dear Sir/Madam,

As per Rule 12g3-2(b), we are sending CSK's recent announcements as follows:

- CSK Increases Year-end Dividend for Year to March 31,2004
- CSK Announces Tender Offer for Cosmo Securities
- CSK Announces Results of Tender Offer for Cosmo Securities

If you have any questions, do not hesitate to contact our IR department, ir_sp@cii.csk.co.jp.

Best Regards,

dw 6/15

Satoko Ono
Public Relations Office IR Section
CSK CORPORATION

TEL: +81-3-6438-3051
FAX: +81-3-6438-3054
E-Mail: ir_sp@cii.csk.co.jp
URL: http://www.csk.co.jp

RECEIVED

2004 MAY 26 A 11:56

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CSK CORPORATION

CSK Increases Year-end Dividend for Year to March 31, 2004

TOKYO, April 27, 2004 -- Following a meeting on April 27, 2004, the board of directors of CSK CORPORATION ("CSK") proposed an increase in the year-end dividend payment for the fiscal year ended March 31, 2004. Details of the proposed dividend increase are as follows, along with the previous dividend estimate issued on November 13, 2003.

1. Reason for upward revision of proposed dividend

CSK Group has made considerable progress in creating a stable, profitable management foundation. This has been achieved by focusing on measures to 1) establish a Group management structure, 2) differentiate CSK's strategic business areas, and 3) reform and improve CSK's financial position.

In recognition of the support shareholders have provided throughout these initiatives, management intends, at the general shareholders' meeting on June 25, to propose a distribution of net income that includes a 3 (three) yen increase in the year-end dividend to 9 (nine) yen per share.

The proposed dividend for the full year, including the interim dividend of 6 (six) yen distributed on December 10, 2003, is 15 (fifteen) yen per share.

2. Outline of revision

	Interim dividend	Year-end dividend	Total dividend
Previous estimate Announced November 13, 2003	6 yen	6 yen	12 yen
Revised estimate	**6 yen**	**9 yen**	**15 yen**
Dividend for year to March 31, 2003	0 yen	12 yen	12 yen

CSK Announces Tender Offer for Cosmo Securities

Tokyo, March 25, 2004 – At a meeting on March 25, 2004, the board of directors of CSK CORPORATION ("CSK") resolved to acquire through a tender offer 50.00% of the outstanding shares of Cosmo Securities Co., Ltd., excluding treasury shares held by Cosmo Securities and fractions of shares, which will be rounded to two decimal places.

1. Reason for the tender offer

CSK's Group vision is to continuously contribute to the productivity of customers with unparalleled IT expertise. CSK aims to create value-added services and has positioned Business Process Outsourcing ("BPO"), which manages the operations of process services and contact centers, and IT Outsourcing ("ITO"), which brings together a range of services from systems integration to management, as strategic business areas.

CSK has also developed a financial services business that includes venture capital. The structure of the financial services industry continues to evolve and we have positioned this as a new business area as part of our attempt to increase overall group profits over the medium to long term.

Meanwhile, the securities industry's operating environment is changing rapidly, as direct financing becomes more prevalent, the number of individual investors increases rapidly, and rules covering market entry and business regulations are loosened. Within this changing environment each company competes with a unique business model. Competitive products and pricing are no longer enough; the ability to provide customer service, differentiate themselves through the use of IT, and engender trust are vital for companies to retain a competitive advantage.

By bringing together CSK's services with Cosmo Securities's management resources we intend to create a revolutionary securities company, and in doing so strengthen the business foundation and performance of CSK Group.

We intend to use our expertise in BPO to reinforce 'customer care' services and create new ways to supply unique services by providing business support services that use BPO centers, contact centers and other client services. We also plan to utilize our expertise in ITO to provide our IT infrastructure and competitive solutions for the finance industry to create information systems that are stable, reliable and adaptable to changes in systems and procedures.

Other reasons for this agreement include supporting the venture businesses that our burgeoning venture capital operations have invested in, and using this collaboration with a securities business to strengthen our financial services business.

IT is the platform on which to create new financial services, and by aligning these businesses in this way we expect to spur new developments in our financial services business.

Note: This tender offer was made following the approval of the Board of Directors of Cosmo Securities and Cosmo Securities's largest shareholders: Resona Bank, Ltd. and its parent company Resona Holdings Ltd.

2. Outline of the tender offer

(1) Outline of company

1. Name	Cosmo Securities Co., Ltd.
2. Main business	Comprehensive securities business
3. Established	December 1917
4. Address	1-8-12, Imahashi, Chuo-ku, Osaka
5. Representative President	Haruhiko Moriyama
6. Capital	¥32.366 billion (As of September 30, 2003)

7. Main Shareholders and percentage of shares held

As of September 30, 2003

Name	Address or location	Number of shares held and percentage of total shares outstanding	
		('000 shares)	(%)
Resona Bank, Ltd.	2-2-1, Bingomachi, Chuo-ku, Osaka	252,709	59.66
Japan Securities Finance Co., Ltd.	1-2-10, Kayabacho, Nihonbashi, Chuo-ku, Tokyo	10,121	2.39
Shinsei Bank, Ltd.	2-1-8, Uchisaiwaicho, Chiyoda-ku, Tokyo	8,959	2.11
Nippon Life Insurance Company	1-2-2, Yurakucho, Chiyoda-ku, Tokyo	6,387	1.51
Morgan Stanley Morgan Stanley Japan, Tokyo	1585 BROADWAY NEW YORK, NEW YORK 10036, U.S.A. (Ebisu Garden Place Tower, 4-20-3, Ebisu, Shibuya-ku, Tokyo)	3,951	0.93
The Master Trust Bank of Japan, Ltd. (Trust account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo	3,579	0.84
Mizuho Employee Pension Trust (Trust account for Kubota)	Harumi Toriton Square Tower Z, 1-8-12, Harumi, Chuo-ku, Tokyo	3,107	0.73
UFJ Trust Bank, Limited (Trust Account A)	1-4-3, Marunouchi, Chiyoda-ku, Tokyo	2,688	0.63
Nomura Shokusan Co., Ltd.	2-1-2, Kouraibashi, Chuo-ku, Osaka	1,780	0.42
Trust & Custody Services Bank, Ltd (Trust account B)	Harumi Island Toriton Square Office Tower Z, 1-8-12 Harumi, Chuo-ku, Tokyo	1,675	0.40
Total	-	294,957	69.63

8. Relationship to CSK — There is no capital or personnel relationship with CSK

(2) Type of securities to be purchased	Common shares
(3) Tender offer period	March 26, 2004 – April 15, 2004
(4) Purchase price	¥135 per share

(5) Basis for the valuation of the purchase price

The decision to value the purchase price at ¥135 per share was made after taking into account the multiple of the share price to the net assets of Cosmo Securities and other securities companies, and the market price of Cosmo Securities's shares over the last three months.

(6) Number of shares to be purchased through offer — 210,900,000 shares
Additional shares to be purchased — 0 shares

(7) Change in number of shares held following tender offer

Number of shares held prior to purchase	0 shares
Number of shares held after purchase	210,900,000 shares (50.00% of voting rights)

Should the share purchase proceed as planned, CSK will become the largest shareholder in Cosmo Securities

Note 1: The number of shares to be held after the purchase will be only the 210,900,000 shares purchased through the tender offer.

Note 2: Should the total number of shares offered be less than the number of shares planned to be purchased, CSK will not purchase any of the shares offered. Should the total number of shares offered exceed the number of shares planned to be purchased, CSK will not purchase any of the excess shares. The transfer and receipt of these excess shares and all the other settlement procedures involved in their purchase will be carried out using pro-rata distribution as per the terms of Article 27, Clause 13-5 of the Securities Exchange Law.

Note 3: The percentage of voting rights held has been calculated after subtracting the 210,900,000 shares to be held by CSK following the acquisition from the total number of shares outstanding in Cosmo Securities, excluding the shares held by Cosmo Securities and fractions of shares. The percentage of voting rights held has been calculated to three decimal places and rounded up or down as appropriate. The percentage held prior to this adjustment to the third decimal place was 49.995%. As of March 24, 2004, the number of shares outstanding in Cosmo Securities was 423,601,993.

(8)	Date of announcement of start of purchases	March 26, 2004
(9)	Agent for share purchase	Takagi Securities Co., Ltd.
(10)	Capital required for purchases	¥28.471 billion

3. Details of Cosmo Securities's agreement to this tender offer

This tender offer has been approved by the board of directors of Cosmo Securities.

4. Forecasts

This tender offer will have no impact on CSK's financial results for the year ending March 31, 2004.

# # #

CSK CORPORATION

CSK Announces Results of Tender Offer for Cosmo Securities

Tokyo, April 16, 2004 – At a meeting on March 25, 2004, the board of directors of CSK CORPORATION ("CSK") resolved to acquire shares of Cosmo Securities Co., Ltd through a tender offer carried out from March 26, 2004 to April 15, 2004. The results of this purchase are as follows.

1. Outline of tender offer (announced on March 25)

1) Name of company	Cosmo Securities Co., Ltd.
2) Type of shares purchased	Ordinary shares
3) Purchase period	21-day period from March 26, 2004 to April 15, 2004
4) Purchase price	¥135 per share

2. Result of purchase

1) Outline of purchase offer

Total number of shares to be purchased through offer	210,900,000 shares
Number of shares to be purchased	210,900,000 shares
Number of additional shares to be purchased	0 shares
Number of shares offered	210,900,000 shares
Number of shares purchased	210,900,000 shares

2) Results of purchase

Number of shareholders who made offer	Number of shares offered	Number of shares purchased	Number of shares returned
1	210;900,000 shares	210,900,000 shares	0 shares

In the announcement of this tender offer and in the tender offer document, CSK stated, as per the terms of Article 27, Clause 13-4 of the Securities Exchange Law, that when making the tender offer, "should the total number of shares offered be less than the number of shares planned to be purchased, CSK will not purchase any of the shares offered. Should the total number of shares offered exceed the number of shares planned to be purchased, CSK will not purchase any of the excess shares. The transfer and receipt of these excess shares and all the other settlement

procedures involved in their purchase will be carried out using pro-rata distribution as per the terms of Article 27, Clause 13-5 of the Securities Exchange Law." Because the total number of shares offered at the end of this tender offer (210,900,000 shares) was the same as the number of shares to be purchased (210,900,000 shares), CSK purchased all the shares offered, as stated in the announcement of this tender offer and in the tender offer document.

3) Calculation method for purchases carried out using pro-rata distribution
   No such purchases were made

4) Change in number of shares held following tender offer

Number of shares held prior to purchase	0 shares (Percentage held: 0%)
Number of shares held after purchase	210,900,000 shares (Percentage held: 50.00% rounded to two decimal places)

Notes: The percentage of shares held following this purchase has been calculated based on the 421,832,000 shares of Cosmo Securities that have shareholders' voting rights and after deducting fractions of shares (equivalent to 1,569,993 shares) and treasury shares held by Cosmo Securities (200,000 shares) from the total of 423,601,993 shares outstanding in Cosmo Securities as of the date of this announcement. The number of shares equivalent to the fractions of shares mentioned above is based on the figure given in the Financial Results for the 106th 6-month period that was filed on December 19, 2003.

5) Capital required for purchases ¥28,471 million

3. Settlement method and start date

1) Name and address of securities company used for settlement of purchase

① Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-ku. Osaka

2) Date of start of settlement Thursday, April 22, 2004

3) Settlement method
   Immediately after the end of the offer period, CSK will send notification of purchases to the shareholder who made the offer. Purchases will be settled in cash. Proceeds of the sale of the share certificates that have been purchased will be sent without delay, from the first day of the settlement period and following nominations from the shareholder who made an offer, from Takagi Securities to the locations nominated by that shareholder, or will be paid to the head office or branches of

Takagi Securities.

4. **Forecasts**

This tender offer will have no impact on CSK's financial results for the year ended March 31, 2004.

5. **Copies of the purchase report have been filed at the following locations**

CSK	2-26-1, Minami-Aoyama, Minato-ku, Tokyo
Tokyo Stock Exchange	2-1 Kabutocho, Nihonbashi, Chuo-ku, Tokyo
Osaka Stock Exchange	1-6-10 Kitahama, Chuo-ku, Osaka
Nagoya Stock Exchange	3-3-17 Sakae, Naka-ku, Nagoya